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SEC MAIL RECEIVED FEB 2 3 2007 WASH. D.C. 185

07045292

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM CB /A

5-82176

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

United Grain Growers Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Saskatchewan Wheat Pool Inc.
(Name of Person(s) Furnishing Form)

Limited Voting Common Shares
Series A Convertible Preferred Shares
(Title of Class of Subject Securities)

PROCESSED FEB 2 7 2007 THOMSON FINANCIAL

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Thomas W. Kirk
Corporate Secretary
Agricore United
CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba R3C 3A7
Phone: (204) 944-5411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the document filed as Exhibit 1 to this Form.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

The following document is attached as an exhibit to this Form:

Exhibit No.	Description
1	Press Release, dated February 22, 2007.

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3) Power of Attorney

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SASKATCHEWAN WHEAT POOL INC.

Date: February 22, 2007

By: /s/ RAY DEAN
Name: Ray Dean
Title: General Counsel and Corporate Secretary

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: February 22, 2007
Regina, Saskatchewan
Listed: SWP: TSX

TIMELINE EXTENDED FOR U.S. REGULATORS ASSESSING PROPOSED MERGER

Saskatchewan Wheat Pool Inc. ("Pool") today advised that it has received a request for additional information from the Antitrust Division of the U.S. Department of Justice ("DOJ"). This request is a procedural step that has been taken by the DOJ to extend the assessment period for its review of the Pool's proposed merger with Agricore United. The Pool believes this step will allow for a closer alignment of the reviews by competition regulators in Canada and the United States. The Pool understands that the focus of the DOJ review relates to a relatively small portion of the Pool's business.

"This will provide the DOJ with additional time to complete its review in the context of any arrangement agreed upon with the Canadian Competition Bureau, with whom we are actively in discussions," said President and CEO Mayo Schmidt.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

The Pool's exchange offer is being made for the shares of United Grain Growers (also known as Agricore United), a Canadian company, that are listed on The Toronto Stock Exchange. The exchange offer is subject to disclosure requirements of Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since the Pool and some of its officers and directors are located in a foreign country. U.S. shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.

It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. U.S. shareholders should be aware that, to the extent permissible, the Pool may purchase Agricore United shares otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Forward Looking Information
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Shareholder contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Media contact:
Susan Cline, IR&C
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

END